NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SELLS NEWPORT TOWER

IN JERSEY CITY, NJ FOR RECORD PRICE

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Largest Office Sale in New Jersey History

NEW YORK, October 19, 2011 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) announced today that it has sold the Newport Tower office building in Jersey City, NJ to Multi-Employer Property Trust (MEPT) for $377.5 million. It is the largest single office asset transaction in the history of New Jersey.

Newport Tower is a 36-story, 1.1-million-square-foot class A office building located on the Hudson River in Jersey City. Brookfield Office Properties acquired the building as part of its $7.6 billion purchase of Trizec in 2006.

“This was the optimal time to monetize this mature asset, having achieved opportunistic returns for us and our fund partners,” said Dennis Friedrich, president and global chief investment officer of Brookfield Office Properties. “During our six-year period of ownership and management, we were able to successfully lease-up, stabilize, and incorporate sustainable strategies in the building to significantly increase value.”

The property was just over 60% leased upon Brookfield’s acquisition in 2006; today the leased rate stands at 89%. The building achieved LEED Gold certification earlier this year and has an Energy Star score of 92 – placing it in the top 10% of all comparable buildings nationwide in energy efficiency.

Anchor tenants of the property include BNP Paribas and AXA Equitable.

CB Richard Ellis represented Brookfield Office Properties in the transaction. MEPT was advised by Bentall Kennedy.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 79 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.